EXHIBIT 7.1 - RATIO OF EARNINGS TO FIXED CHARGES
CNH INDUSTRIAL N.V.

	For the Years Ended December 31,
	2021	2020	2019	2018	2017
Earnings:
Income before taxes and equity income	$1,980	$(505)	$1,170	$1,466	$659
Add:
Dividends received from unconsolidated affiliates	80	32	15	47	49
Fixed Charges	649	734	857	873	968
Amortization of capitalized interest	7	14	15	13	15
Less:
Interest capitalized	(1)	(7)	(5)	(6)	(7)
Total earnings	$2,715	$268	$2,052	$2,393	$1,684

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$596	$678	$798	$812	$940
Interest capitalized	1	7	5	6	7
Estimate of the interest component of rental expense	52	49	54	55	21
Total fixed charges	$649	$734	$857	$873	$968

Ratio of earnings to fixed charges	4.18	0.37	2.39	2.74	1.74